FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2012

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

COSAN LIMITED

Item
1.	Notice to the Market dated July 13, 2012 regarding auditor rotation

COSAN S.A. INDÚSTRIA E COMÉRCIO Corporate Taxpayers' ID (CNPJ/MF): 50.746.577/0001-15 Company Registry (N.I.R.E.) 35.300.177.045 Publicly Held Company	COSAN LIMITED BDR Issuer CNPJ/MF nº08.887.330/0001-52

Notice to the Market

COSAN LIMITED (NYSE: CZZ and BM&FBovespa: CZLT11) and COSAN S.A. Indústria e Comércio (BM&FBovespa: CSAN3) (“Cosan” or “Company”), in compliance with Article 31 of CVM Instruction 308/99, which requires the rotation of the independent auditors every 5 (five) years, announces to its shareholders and to the general market that the Board of Directors, in a meeting held on the date hereof, approved the hiring of PricewaterhouseCoopers Auditores Independentes to audit the financial statements of the Company for the year ended March 31, 2013, in substitution of Ernst & Young Terco Auditores Independentes, with audit services beginning as from the review of the  quarterly information (ITR) of the first quarter of fiscal year 2013, which began on April 1, 2012.

São Paulo, July 13, 2012

Marcelo Martins
CFO e Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	July 19, 2012	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer